May 10, 2023

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mercer Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-270445)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Mercer Bancorp, Inc. in requesting that the effective date of the above -referenced Registration Statement be accelerated so that it will become effective at 4:30 p.m. EDT on May 15, 2023, or as soon thereafter as may be practicable.

PERFORMANCE TRUST CAPITAL PARTNERS, LLC

By:	/s/ Allan D. Jean
Name:	Allan D. Jean
Title:	Director